Exhibit 99.2
Risks Relating to the Merger

The exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing of the merger.
At the effective time, each share of Tellurian common stock outstanding immediately prior to the effective time, other than the shares for which appraisal rights held by Tellurian stockholders have been perfected, will be converted into the right to receive 1.300 shares of Magellan common stock. This exchange ratio will not be adjusted for changes in the market price of Magellan common stock between the date of signing the merger agreement and completion of the merger. Changes in the price of Magellan common stock prior to the merger will affect the value of Magellan common stock that Tellurian common stockholders will receive on the date of the merger. The exchange ratio will be adjusted proportionally to reflect the effect of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares, or the like with respect to Magellan common stock between the date of signing the merger agreement and completion of the merger.
The price of Magellan common stock at the closing of the merger may vary from its price on the date the merger agreement was executed, on the date of this joint proxy statement/prospectus, and on the date of the special meeting of stockholders of each of Magellan and Tellurian. As a result, the value represented by the exchange ratio will also vary, and you will not know or be able to calculate the market value of the merger consideration you will receive upon completion of the merger.
In addition, the merger might not be completed until a significant period of time has passed after the Magellan or Tellurian special meeting of stockholders. Because the exchange ratio will not be adjusted to reflect any changes in the market value of Magellan common stock or Tellurian common stock, the market value of the Magellan common stock issued in connection with the merger and the Tellurian common stock surrendered in connection with the merger may be higher or lower than the values of those shares on earlier dates. Stock price changes may result from, among other things, changes in the business, operations or prospects of Tellurian or Magellan prior to or following the merger, litigation or regulatory considerations, general business, market, industry or economic conditions and other factors both within and beyond the control of Magellan and Tellurian. Neither Magellan nor Tellurian is permitted to terminate the merger agreement solely because of changes in the market price of either company’s common stock.
Current Magellan stockholders will have a reduced ownership and voting interest in the combined company after the merger.
Based on the estimated number of shares of Tellurian common stock that will be outstanding immediately prior to the closing of the merger, we estimate that Magellan will issue approximately 130,170,300 shares of Magellan common stock to Tellurian stockholders in the merger. As a result of these issuances, current Magellan and Tellurian stockholders and Petrie Partners Securities, LLC are expected to hold approximately 4.4%, 95.3% and 0.3%, respectively, of the combined company’s outstanding common stock immediately following completion of the merger. However, under the terms of the merger agreement, Tellurian may issue up to 23,500,000 additional shares of its common stock prior to the closing of the merger (representing 30,550,000 shares of the combined company’s common stock immediately following the merger), which would reduce the percentage ownership of the combined company held by Magellan’s current stockholders.
Magellan stockholders currently have the right to vote for their respective directors and on other matters affecting Magellan. Each Magellan stockholder will remain a stockholder of Magellan with a percentage ownership of the combined company that will be substantially smaller than the stockholder’s percentage of Magellan prior to the merger. As a result of these reduced ownership percentages, Magellan stockholders will have materially less voting power in the combined company than they now have with respect to Magellan.
Uncertainties associated with the merger may cause a loss of management personnel and other key employees, which could adversely affect the future business and operations of the combined company.
Magellan and Tellurian are dependent on the experience and industry knowledge of their directors, officers and other key employees to execute their business plans. Each company’s success until the merger and the combined company’s success after the merger will depend in part upon the ability of Magellan and Tellurian to retain key management personnel and other key employees. Current and prospective employees of Magellan and Tellurian may experience uncertainty about their roles within the combined company following the merger, which may have an adverse effect on the ability of each of Magellan and Tellurian to attract or retain key management and other key personnel. Accordingly, no assurance can be given that the combined company will be able to attract or retain key management personnel and other key employees of Magellan and Tellurian to the same extent that Magellan and Tellurian have previously been able to attract or retain their own employees.
The transactions are subject to conditions, including certain conditions that may not be satisfied, or completed on a timely basis, if at all.
The merger is subject to a number of conditions beyond Magellan’s and Tellurian’s control that may prevent, delay or otherwise materially adversely affect its completion. We cannot predict whether and when these conditions will be satisfied. Any delay in completing the merger could cause the combined company not to realize some or all of the benefits that we expect to achieve if the merger is successfully completed within its expected time frame.
Failure to complete the merger could negatively impact the future business and financial results of Magellan and Tellurian.
Neither Magellan nor Tellurian can make any assurances that it will be able to satisfy all of the conditions to the merger or succeed in any litigation brought in connection with the merger. If the merger is not completed, the financial results of Magellan and/or Tellurian may be adversely affected and Magellan and/or Tellurian will be subject to several risks, including but not limited to the following:

•	being required to pay a termination fee of up to $1,000,000 under certain circumstances provided in the merger agreement;

•	payment of costs relating to the merger, such as legal, accounting, financial advisor and printing fees, regardless of whether the merger is completed;

•	having had the focus of each company’s management on the merger instead of on pursuing other opportunities that could have been beneficial to each company;

•	being subject to litigation related to any failure to complete the merger; and

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in the case of Magellan, (i) the current market price of Magellan common stock may reflect a market assumption that the merger will occur, and a failure to complete the merger could result in negative market perception and a decline in the market price of Magellan common stock; and (ii) continuing to face the risks that it currently faces as an independent company, including limited capital and limited human resources.

In addition, Magellan and Tellurian would not realize any of the expected benefits of having completed the merger. If the merger is not completed, Magellan and Tellurian cannot assure their stockholders that these risks will not materialize and will not materially and adversely affect the business, financial results and market value of Magellan or Tellurian.
The merger agreement limits Magellan’s ability to pursue alternatives to the merger.
The merger agreement contains provisions that restrict Magellan’s ability to solicit, initiate or knowingly facilitate or encourage competing third-party proposals to acquire all or a significant part of Magellan. These provisions generally prohibit Magellan from soliciting any acquisition proposal or offer for a competing transaction and would require Magellan to pay a termination fee of up to $1,000,000 in cash if the merger agreement is terminated in specified circumstances in connection with an alternative transaction. In addition, even if the Magellan board of directors determines that a competing proposal is superior, Magellan may not exercise its right to terminate the merger agreement unless it notifies Tellurian of its intention to do so and gives Tellurian at least five business days to propose revisions to the terms of the merger agreement or to make another proposal in response to the competing proposal.
Magellan agreed to these provisions as a condition to Tellurian’s willingness to enter into the merger agreement. These provisions, however, might discourage a third party that might have an interest in acquiring Magellan from considering or proposing such an acquisition, even if that party were prepared to pay consideration with a higher value than the proposed merger consideration. Furthermore, the termination fee may result in a potential competing acquirer proposing to pay a lower price to acquire Magellan than it might otherwise have proposed to pay.
Certain of Magellan’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Magellan stockholders generally.
Certain of Magellan’s directors and executive officers have financial interests in the merger that may be different from, or in addition to, the interests of the Magellan stockholders generally. The members of the Magellan board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to Magellan stockholders that the merger agreement be approved. These interests include the following:

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as a condition to the merger, Antoine Lafargue, Magellan’s current President and Chief Executive Officer, shall have released any and all contractual or similar obligations payable to him from Magellan or its affiliates, or otherwise owed to him as a result of his services as an officer, director, agent or employee of Magellan or its affiliates, provided that such release, among other things, will be subject to receipt by Mr. Lafargue of an offer of employment by Magellan, effective as of the effective time of the merger, providing for terms and conditions substantially similar to those set forth in the Tellurian disclosure schedule to the merger agreement;

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J. Thomas Wilson, former President and Chief Executive Officer of Magellan, for his termination for “Good Reason” (as defined his employment agreement) in connection with the merger will receive (i) monthly severance payments amounting to $300,000 in the aggregate, for a period of 12 months, (ii) payment of his accrued vacation amounting to approximately $106,000, (iii) reimbursement of medical benefits for a period of up to 18 months, estimated to amount to approximately $35,000 in the aggregate, and (iv) reimbursement of outstanding expenses;

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pursuant to the merger agreement, any and all contractual or similar obligations payable to Magellan directors from Magellan or its affiliates, or otherwise owed to the Magellan directors as a result of their services as Magellan directors, shall have been released, except for (A) 100,000 shares of Magellan common stock, which will be issued to and divided among the Magellan directors as of the closing of the merger and (B) the total sum of $150,000, to be divided among the Magellan directors and payable in cash at the closing of the merger, provided that such release shall not affect any right of the Magellan directors to indemnification and insurance as provided in the merger agreement;

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Magellan’s directors and executive officers hold equity compensation plan awards under the Magellan 1998 Plan or the Magellan 2012 Plan, the vesting of which awards will be accelerated as a result of the merger, in accordance with the terms of those awards and the merger agreement; and

•	Magellan’s directors and executive officers are entitled to continued indemnification and insurance coverage under the merger agreement.
If you are a Magellan stockholder, these interests may cause certain of Magellan’s directors and executive officers to view the merger proposal differently and more favorably than you may view it.
If the merger does not qualify as a reorganization under Section 368(a) of the Code or an exchange under Section 351 of the Code, the stockholders of Tellurian may be required to pay substantial U.S. federal income taxes.
Although Magellan and Tellurian intend that the merger will be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code and/or an exchange under Section 351 of the Code, it is possible that the Internal Revenue Service (the “IRS”) may assert that the merger fails to qualify as such. If the IRS were to be successful in such assertion, or if for any other reason the merger were to fail to qualify as a “reorganization,” or an exchange under Section 351 of the Code, each U.S. holder of shares of Tellurian common stock would recognize gain or loss with respect to its shares of Tellurian common stock based on the difference between (i) that U.S. holder’s tax basis in such shares and (ii) the fair market value of the shares of Magellan common stock received.

Magellan’s ability to utilize its net operating loss and foreign tax credit carryforwards likely will be limited.
As of June 30, 2016, Magellan had U.S. net operating loss carryforwards of approximately $22.0 million and approximately $9.1 million of U.S. foreign tax credit carryforwards. Under Sections 382 and 383 of the Code, Magellan’s net operating loss and foreign tax credit carryforwards would become subject to the “section 382 limitation” if Magellan were to experience an “ownership change.” For this purpose, the term “ownership change” refers to an increase in ownership of at least 50% of Magellan’s shares by certain groups of shareholders during any three-year period, as determined under certain conventions. Magellan believes that the merger with Tellurian will result in an ownership change for purposes of Sections 382 and 383 of the Code. As a result, upon the closing of the merger with Tellurian, (i) Magellan’s net operating loss carryforwards may only be used to offset an amount of income equal to the “section 382 limitation” in each taxable year, and (ii) Magellan’s foreign tax credit carryforwards may only be used to offset tax liability attributable to an amount of income equal to the unused portions of Magellan’s “section 382 limitation” in each taxable year. Any net operating loss or general business tax credits that could not be used as a result of the section 382 limitation would carry forward to future years, still subject to the same section 382 limitation, unless and until they expire unused. Magellan’s “section 382 limitation” would generally equal the fair market value of Magellan’s outstanding equity (as of the date of the ownership change) multiplied by a certain interest rate (as of the date of the ownership change) published monthly by the U.S. Treasury Department and known as the “long-term tax exempt rate.” In addition, to the extent that Magellan does not continue its business enterprise following the merger with Tellurian, Magellan’s “section 382 limitation” could be zero.
Magellan or Tellurian may waive one or more of the conditions to the merger without re-soliciting stockholders.
Each of the conditions in the merger agreement to Magellan’s or Tellurian’s obligations to complete the merger may be waived, in whole or in part, by Magellan or Tellurian. The Magellan or Tellurian board of directors may evaluate the materiality of any such waiver to determine whether amendment of this joint proxy statement/prospectus and re-solicitation of proxies is necessary. If the Magellan or Tellurian board of directors were to determine that a waiver would materially alter the relative values of the consideration to be given or received in the merger, Magellan or Tellurian would likely re-solicit proxies. In the event that any such waiver is not determined to be significant enough to require re-solicitation of stockholders, Magellan or Tellurian will have the discretion, subject to limitations under Delaware law, to complete the merger without seeking further stockholder approval.
Risks Relating to Tellurian’s Business
As discussed below, Tellurian’s business is subject to numerous risks and uncertainties. If the merger is completed, Tellurian’s business will comprise a substantial majority of the business of the combined company. Therefore, all of the risks described in this section will apply to the combined company if the merger is completed.
Tellurian is the sole interest holder of Tellurian LNG, which together with Tellurian LNG’s subsidiaries, will develop the Driftwood Project. Tellurian does not expect to generate sufficient cash to pay dividends until the completion of construction of the Driftwood Project by Tellurian LNG and its wholly owned subsidiaries, and any dividends will be attributable to distributions made by Tellurian LNG to Tellurian.
Tellurian’s only assets include its 100% membership interest in each of Tellurian LNG and Tellurian Services LLC. Tellurian’s cash flow and consequently its ability to distribute earnings is solely dependent upon the cash flow Tellurian LNG receives from the Driftwood Project and the transfer of funds by Tellurian LNG to Tellurian in the form of distributions or otherwise. Tellurian LNG’s ability to complete the Driftwood Project, as discussed further below, is dependent upon its, its subsidiaries and Tellurian’s ability to obtain necessary regulatory approvals and raise the capital necessary to fund the development of the project.
Although Tellurian anticipates that cash distributions from Tellurian LNG will be made to Tellurian when profits are available, the Tellurian LNG Limited Liability Company Agreement provides that Tellurian, as the sole member of Tellurian LNG, and therefore Tellurian’s board of directors, will determine when distributions can be made. There is no assurance that such a determination will be made or can be obtained.
In addition, because Tellurian’s business will have limited asset and geographic diversification, adverse developments in the natural gas and LNG industry, or to the Driftwood Project, will have a greater impact on Tellurian’s financial condition than if it maintained a more diverse asset and geographic profile.

Tellurian will be required to seek additional debt and equity financing in the future to complete the Driftwood Project, and may not be able to secure such financing on acceptable terms, or at all.
Because Tellurian will be unable to generate any revenue from its operations and expects to be in the development stage for the foreseeable future, Tellurian will need additional financing to provide the capital required to execute its business plan. Tellurian will need significant funding to develop the Driftwood Project as well as for working capital requirements and other operating and general corporate purposes.
There can be no assurance that Tellurian will be able to raise sufficient capital on acceptable terms, or at all. If such financing is not available on satisfactory terms, or is not available at all, Tellurian may be required to delay, scale back or eliminate the development of business opportunities, and its operations and financial condition may be adversely affected to a significant extent.
Debt financing, if obtained, may involve agreements that include liens on its assets and covenants limiting or restricting the ability to take specific actions, such as paying dividends or making distributions, incurring additional debt, acquiring or disposing of assets and increasing expenses. Debt financing would also be required to be repaid regardless of Tellurian’s operating results.
Funding from any source may be unavailable to Tellurian on acceptable terms, or at all. If Tellurian does not have sufficient capital to fund operations and expenses, Tellurian’s business could fail.
In addition, the ability to obtain financing for the proposed Driftwood Project is expected to be contingent upon, among other things, Tellurian’s ability to enter into sufficient long-term commercial agreements prior to the commencement of construction. To date, Tellurian has not entered into any definitive third-party agreements for the proposed Driftwood Project, and it may not be successful in negotiating and entering into such agreements.
Tellurian and Tellurian LNG have only a limited operating history.
Both Tellurian and Tellurian LNG were formed in 2016, and only recently commenced development. Although Tellurian’s current and anticipated directors, managers and officers have prior professional and industry experience, Tellurian and Tellurian LNG have a limited prior operating history, track record and historical financial information upon which you may evaluate prospects.
Tellurian LNG has not yet commenced the construction of the Driftwood Project. Accordingly, Tellurian expects to incur significant additional costs and expenses through completion of development and construction of the Driftwood Project. As a result, Tellurian expects operating losses will increase substantially in the remainder of 2016 and thereafter, and expects to continue to incur operating losses and experience negative operating cash flow through at least 2022.
Failure to retain and attract key executive officers and other skilled professional and technical employees could have an adverse effect on Tellurian’s business, results of operations, financial condition, liquidity and prospects.
The success of Tellurian’s business relies heavily on Charif Souki and Martin Houston. Should Mr. Souki and/or Mr. Houston be unable to perform their duties on behalf of Tellurian, or should Tellurian be unable to retain or attract other members of management, Tellurian’s business, results of operations, financial condition, liquidity and prospects could be materially impacted.
Tellurian will be subject to risks related to doing business in, and having counterparties based in, foreign countries.
Tellurian may engage in operations or make substantial commitments and investments, or enter into agreements with counterparties, located outside the United States, which would expose Tellurian to political, governmental, and economic instability and foreign currency exchange rate fluctuations.
Any disruption caused by these factors could harm Tellurian’s business, results of operations, financial condition, liquidity and prospects. Risks associated with operations, commitments and investments outside of the United States include but are not limited to risks of:

•	currency fluctuations;

•	war or terrorist attack;

•	expropriation or nationalization of assets;

•	renegotiation or nullification of existing contracts;

•	changing political conditions;

•	changing laws and policies affecting trade, taxation, and investment;

•	multiple taxation due to different tax structures;

•	general hazards associated with the assertion of sovereignty over areas in which operations are conducted; and

•	the unexpected credit rating downgrade of countries in which Tellurian’s LNG customers are based.
Because Tellurian’s reporting currency is the United States dollar, any of the operations conducted outside the United States or denominated in foreign currencies would face additional risks of fluctuating currency values and exchange rates, hard currency shortages and controls on currency exchange. In addition, Tellurian would be subject to the impact of foreign currency fluctuations and exchange rate changes on its financial reports when translating its assets, liabilities, revenues and expenses from operations outside of the United States into U.S. dollars at then-applicable exchange rates. These translations could result in changes to the results of operations from period to period.
Tellurian is currently classified as a United States real property holding company (“USRPHC”) under applicable tax laws, and non-U.S. investors may be subject to tax withholding and other tax consequences upon a disposition of their shares.
Tellurian is a USRPHC under applicable tax laws, which subjects non-U.S. investors to tax withholding and other tax consequences upon a disposition of their shares. If the merger closes, Magellan will likely be classified in the same manner, which subjects non-U.S. investors to tax withholding and other tax consequences upon a disposition of their Magellan shares. Non-U.S. investors should consult their tax advisors with respect to the application of this to their investment and other U.S. tax rules.
Tellurian is a defendant in a lawsuit that could result in equitable relief and/or monetary damages that could have a material adverse effect on Tellurian’s operating results and financial condition.
Tellurian and Tellurian Services LLC, along with each of Messrs. Houston and Daniels and certain entities in which each of them owned membership interests, as applicable, have been named as defendants in a recently initiated lawsuit. Although Tellurian believes the plaintiffs’ claims are without merit, Tellurian may not ultimately be successful. However, even if Tellurian is successful in the defense of this litigation, Tellurian could incur costs not covered by directors and officers liability insurance, and suffer both an economical loss and an adverse impact on its reputation, which could have a material adverse effect on its business. In addition, any adverse judgment or settlement of the litigation could require payments that exceed the limits of Tellurian’s available directors and officers liability insurance, which could have an adverse effect on its operating results and financial condition.
Tellurian’s estimated costs for the Driftwood Project may not be accurate and are subject to change due to various factors.
Tellurian currently estimates that the construction costs for the Driftwood Project will be approximately $11.0 billion, excluding any financing costs. However, cost estimates are only an approximation of the actual costs of construction. Moreover, cost estimates may change due to various factors, such as the final terms of any definitive request for services with its EPC service provider, as well as change orders, delays in construction, legal and regulatory requirements, site issues, increased component and material costs, escalation of labor costs, labor disputes, increased spending to maintain Tellurian’s construction schedule and other factors.
The construction and operation of the Driftwood Project remains subject to further approvals, and some approvals may be subject to further conditions, review and/or revocation.
The design, construction and operation of LNG export terminals is a highly regulated activity. The approval of the U.S. Federal Energy Regulatory Commission (“FERC”) under Section 3 of the Natural Gas Act, as well as several other material governmental and regulatory approvals and permits, is required in order to construct and operate an LNG terminal. Although the necessary authorizations to operate the proposed LNG Facilities may be obtained, such authorizations are subject to ongoing conditions imposed by regulatory agencies, and additional approval and permit requirements may be imposed.

Tellurian will be required to obtain governmental approvals and authorizations to implement its proposed business strategy, which includes the construction and operation of the Driftwood Project. In particular, authorization from FERC and the U.S. Department of Energy is required to construct and operate the proposed LNG Facilities. In addition to seeking approval for export to countries with which the United States has a Free Trade Agreement (“FTA”), Tellurian will seek to obtain approval for export to non-FTA countries. There is no assurance that Tellurian will obtain and maintain these governmental permits, approvals and authorizations, and failure to obtain and maintain any of these permits, approvals or authorizations could have a material adverse effect on its business, results of operations, financial condition and prospects.
Tellurian will be dependent on third-party contractors for the successful completion of the Driftwood Project, and these contractors may be unable to complete the Driftwood Project.
There is limited recent industry experience in the United States regarding the construction or operation of large-scale liquefaction facilities. The construction of the Driftwood Project is expected to take several years, will be confined to a limited geographic area and could be subject to delays, cost overruns, labor disputes and other factors that could adversely affect financial performance or impair Tellurian’s ability to execute its scheduled business plan.
Timely and cost-effective completion of the Driftwood Project in compliance with agreed-upon specifications will be highly dependent upon the performance of third-party contractors pursuant to their agreements. However, Tellurian has not yet entered into definitive agreements with certain of the contractors, advisors and consultants necessary for the development and construction of the Driftwood Project. Tellurian may not be able to successfully enter into such construction contracts on terms or at prices that are acceptable to it.
Further, faulty construction that does not conform to Tellurian’s design and quality standards may have an adverse effect. For example, improper equipment installation may lead to a shortened life of Tellurian’s equipment, increased operations and maintenance costs or a reduced availability or production capacity of the affected facility. The ability of Tellurian’s third-party contractors to perform successfully under any agreements to be entered into is dependent on a number of factors, including force majeure events and such contractors’ ability to:

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design, engineer and receive critical components and equipment necessary for the Driftwood Project to operate in accordance with specifications and address any start-up and operational issues that may arise in connection with the commencement of commercial operations;

•	attract, develop and retain skilled personnel and engage and retain third-party subcontractors, and address any labor issues that may arise;

•	post required construction bonds and comply with the terms thereof, and maintain their own financial condition, including adequate working capital;

•	adhere to any warranties the contractors provide in their EPC contracts; and

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respond to difficulties such as equipment failure, delivery delays, schedule changes and failure to perform by subcontractors, some of which are beyond their control, and manage the construction process generally, including engaging and retaining third-party contractors, coordinating with other contractors and regulatory agencies and dealing with inclement weather conditions.

Furthermore, Tellurian may have disagreements with its third-party contractors about different elements of the construction process, which could lead to the assertion of rights and remedies under the related contracts, resulting in a contractor’s unwillingness to perform further work on the relevant project. Tellurian may also face difficulties in commissioning a newly constructed facility. Any significant project delays in the development of the Driftwood Project could materially and adversely affect Tellurian’s business, results of operations, financial condition and prospects.
Tellurian’s revenue is expected to be generated under contracts with a limited number of customers, and its ability to generate cash is substantially dependent upon it entering into contracts with third parties and the performance of those customers under those contracts.
Tellurian has not yet entered into, and may never be able to enter into, satisfactory commercial arrangements with third-party customers for products and services at the Driftwood Project. The ability of Tellurian’s customers to perform their respective obligations to Tellurian will depend on a number of factors that are beyond its control. Tellurian’s future results, ability to service its debt and liquidity are substantially dependent upon the performance of these customers under their contracts, and on such customers’ continued willingness and ability to perform their contractual obligations.
Tellurian’s contracts may become subject to termination or force majeure provisions under certain circumstances that, if triggered for any reason, could have a material adverse effect on its business, financial position, results of operations and cash flows and on the interests of the stockholders, including Tellurian’s ability to pay dividends. In the event any of Tellurian’s customers becomes entitled to terminate its further contractual obligations with Tellurian and exercises such right, such termination could have a material adverse effect on the business, financial position, results of operations and cash flows, as well as on the interests of stockholders.
Tellurian’s business strategy may change regarding how and when the proposed Driftwood Project’s export capacity is marketed. Also, Tellurian’s business strategy may change due to the inability to enter into agreements with customers or based on current views regarding future prices, supply and demand of LNG, natural gas liquefaction capacity, and the off-taker’s regasification capacity. If the efforts to market the proposed Driftwood Project are not successful, Tellurian’s business, results of operations, financial condition and prospects will be materially and adversely affected.
Tellurian LNG’s construction and operations activities are subject to a number of development risks, operational hazards, regulatory approvals and other risks, which could cause cost overruns and delays and could have a material adverse effect on its business, results of operations, financial condition, liquidity and prospects.
Siting, development and construction of the Driftwood Project will be subject to the risks of delay or cost overruns inherent in any construction project resulting from numerous factors, including, but not limited to, the following:

•	Difficulties or delays in obtaining, or failure to obtain, sufficient debt or equity financing on reasonable terms;

•	Failure to obtain all necessary government and third-party permits, approvals and licenses for the construction and operation of any of the contemplated LNG Facilities;

•	Failure to obtain SPAs that generate sufficient revenue to support the financing and construction of the Project;

•	Difficulties in engaging qualified contractors necessary to the construction of the contemplated Driftwood Project or other LNG Facilities;

•	Shortages of equipment, material or skilled labor;

•	Natural disasters and catastrophes, such as hurricanes, explosions, fires, floods, industrial accidents and terrorism;

•	Unscheduled delays in the delivery of ordered materials;

•	Work stoppages and labor disputes;

•	Competition with other domestic and international LNG export terminals;

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Unanticipated changes in domestic and international market demand for and supply of natural gas and LNG, which will depend in part on supplies of and prices for alternative energy sources and the discovery of new sources of natural resources;

•	Unexpected or unanticipated additional improvements; and

•	Adverse general economic conditions.
Delays beyond the estimated development periods, as well as cost overruns, could increase the cost of completion beyond the amounts that are currently estimated, which could require Tellurian to obtain additional sources of financing to fund the activities until the proposed Driftwood Project is constructed and operational (which could cause further delays). Any delay in completion of the Driftwood Project may also cause a delay in the receipt of revenues projected from the Driftwood Project or cause a loss of one or more customers. As a result, any significant construction delay, whatever the cause, could have a material adverse effect on Tellurian’s business, results of operations, financial condition, liquidity and prospects.

Technological innovation may render Tellurian’s anticipated competitive advantage or its processes obsolete.
Tellurian’s success will depend on its ability to create and maintain a competitive position in the natural gas liquefaction industry. In particular, although Tellurian plans to construct the Driftwood Project using proven technologies that it believes provides it with certain advantages, Tellurian does not have any exclusive rights to any of the technologies that it will be utilizing. In addition, the technology Tellurian anticipates using in the Driftwood Project may be rendered obsolete or uneconomical by legal or regulatory requirements, technological advances, more efficient and cost-effective processes or entirely different approaches developed by one or more of its competitors or others, which could materially and adversely affect Tellurian’s business, results of operations, financial condition, liquidity and prospects.
Decreases in the demand for and price of natural gas could lead to reduced development of LNG projects worldwide.
Tellurian is subject to risks associated with the development, operation and financing of domestic LNG facilities. The development of domestic LNG facilities and projects are generally based on assumptions about the future price of natural gas and LNG and the conditions of the global natural gas and LNG markets. Natural gas and LNG prices have been, and are likely to remain in the future, volatile and subject to wide fluctuations that are difficult to predict. Such fluctuations may be caused by factors such as the competitive liquefaction capacity in North America; the international supply and receiving capacity of LNG; LNG tanker capacity; weather conditions; domestic and global demand for natural gas; the effect of government regulation on the production, transportation and sale of natural gas; oil and natural gas exploration and production activities; the development of and changes in the cost of alternative energy sources for natural gas and political and economic conditions worldwide.
Further, the development of liquefaction facilities takes substantial amount of time, requires significant capital investment, may be delayed by unforeseen and uncontrollable factors and is dependent on the financial viability and ability of Tellurian to market LNG internationally.
Competition in the liquefied natural gas industry is intense, and some of Tellurian’s competitors have greater financial, technological and other resources.
Tellurian plans to operate in the highly competitive area of liquefied natural gas production and faces intense competition from independent, technology-driven companies as well as from both major and other independent oil and natural gas companies and utilities.
Many competing companies have secured access to, or are pursuing development or acquisition of, LNG facilities to serve the North American natural gas market, including other proposed liquefaction facilities in North America. Tellurian may face competition from major energy companies and others in pursuing its proposed business strategy to provide liquefaction and export products and services at its proposed Driftwood Project. In addition, competitors have and are developing additional LNG terminals in other markets, which also compete with the proposed LNG Facilities. Almost all of these competitors have longer operating histories, more development experiences, greater name recognition, larger staffs and substantially greater financial, technical and marketing resources than Tellurian currently possesses. The superior resources that these competitors have available for deployment could allow them to compete successfully against Tellurian, which could have a material adverse effect on Tellurian’s business, results of operations, financial conditions, liquidity and prospects.
There may be shortages of LNG vessels worldwide, which could have a material adverse effect on Tellurian’s business, results of operations, financial condition, liquidity and prospects.
The construction and delivery of LNG vessels requires significant capital and long construction lead times, and the availability of the vessels could be delayed to the detriment of Tellurian’s business and customers due to the following:

•	an inadequate number of shipyards constructing LNG vessels and a backlog of orders at these shipyards;

•	political or economic disturbances in the countries where the vessels are being constructed;

•	changes in governmental regulations or maritime self-regulatory organizations;

•	work stoppages or other labor disturbances at the shipyards;

•	bankruptcies or other financial crises of shipbuilders;

•	quality or engineering problems;

•	weather interference or catastrophic events, such as a major earthquake, tsunami, or fire; or

•	shortages of or delays in the receipt of necessary construction materials.
A terrorist or military incident involving an LNG carrier may result in delays in, or cancellation of, construction of new LNG facilities, including the proposed LNG Facilities, which would increase Tellurian’s costs and decrease cash flows. A terrorist incident may also result in temporary or permanent closure of Tellurian’s proposed LNG Facilities, including the Driftwood Project, which could increase costs and decrease cash flows, depending on the duration of the closure. Operations at the proposed LNG Facilities, including the Driftwood Project, could also become subject to increased governmental scrutiny that may result in additional security measures at a significant incremental cost. In addition, the threat of terrorism and the impact of military campaigns may lead to continued volatility in prices for natural gas that could adversely affect Tellurian’s business and customers, including the ability of Tellurian’s suppliers or customers to satisfy their respective obligations under Tellurian’s commercial agreements.
Changes in legislation and regulations relating to the LNG industry could have a material adverse impact on Tellurian’s business, results of operations, financial condition, liquidity and prospects.
Future legislation and regulations, such as those relating to the transportation and security of LNG exported from the proposed LNG Facilities through the Calcasieu Ship Channel, could cause additional expenditures, restrictions and delays in connection with the proposed LNG Facilities and their construction, the extent of which cannot be predicted and which may require Tellurian to limit substantially, delay or cease operations in some circumstances. Revised, reinterpreted or additional laws and regulations that result in increased compliance costs or additional operating costs and restrictions could have a material adverse effect on Tellurian’s business, results of operations, financial condition, liquidity and prospects.
Tellurian’s operations will be subject to a number of environmental laws and regulations that impose significant compliance costs, and existing and future environmental and similar laws and regulations could result in increased compliance costs or additional operating restrictions.
Tellurian’s business will be subject to extensive federal, state and local regulations and laws, including regulations and restrictions on discharges and releases to the air, land and water and the handling, storage and disposal of hazardous materials and wastes in connection with the development, construction and operation of its liquefaction facilities. These regulations and laws will require Tellurian to maintain permits, provide governmental authorities with access to its facilities for inspection and provide reports related to its compliance. Violation of these laws and regulations could lead to substantial fines and penalties or to capital expenditures related to pollution control equipment that could have a material adverse effect on Tellurian’s business, results of operations, financial condition, liquidity and prospects. Federal and state laws impose liability, without regard to fault or the lawfulness of the original conduct, for the release of certain types or quantities of hazardous substances into the environment. As the owner and operator of the Driftwood Project, Tellurian could be liable for the costs of cleaning up hazardous substances released into the environment and for damage to natural resources.
In addition, future federal, state and local legislation and regulations may impose unforeseen burdens and increased costs on Tellurian’s business that could have a material adverse effect on Tellurian’s financial results, such as regulations regarding greenhouse gas emissions and the transportation of LNG.
The operation of the proposed Driftwood Project will be subject to significant operating hazards and uninsured risks, one or more of which may create significant liabilities and losses that could have a material adverse effect on Tellurian’s business, results of operations, financial condition, liquidity and prospects.
The plan of operations for the proposed Driftwood Project is subject to the inherent risks associated with these types of operations, including explosions, pollution, release of toxic substances, fires, hurricanes and other adverse weather conditions, and other hazards, each of which could result in significant delays in commencement or interruptions of operations and/or result in damage to or destruction of the proposed Driftwood Project and assets or damage to persons and property. In addition, operations at the proposed Driftwood Project and vessels of third parties on which Tellurian’s operations are dependent face possible risks associated with acts of aggression or terrorism.

Tellurian does not, nor does it intend to, maintain insurance against all of these risks and losses. Tellurian may not be able to maintain desired or required insurance in the future at rates that it considers reasonable. The occurrence of a significant event not fully insured or indemnified against could have a material adverse effect on Tellurian’s business, contracts, financial condition, operating results, cash flow, liquidity and prospects.
Risks Relating to the Combined Company Relating to the Merger
Magellan’s stock price is volatile and the value of the Magellan common stock to be issued in the merger will depend on its market price at the time of the merger; no adjustment in the number of shares of Magellan common stock to be issued in the merger will be made as a result of changes in the market price of Magellan common stock prior to the merger.
At the closing of the merger, each share of Tellurian common stock will be converted into the right to receive shares of Magellan common stock, as more particularly described herein. The number of shares to be issued will not be adjusted for changes in the market price of Magellan common stock. Consequently, the specific dollar value of Magellan common stock that Tellurian stockholders will receive upon the completion of the merger will depend on the market value of Magellan common stock at that time and may vary from the date that any stockholder executes a proxy with respect to approval of the merger, or the date of the respective meetings of the stockholders. You are urged to obtain recent market quotations for Magellan common stock. Neither Magellan nor Tellurian can predict or give any assurances as to the market price of Magellan common stock at any time before or after the merger.
There can be no assurance that the business operations and personnel of Magellan and Tellurian can be successfully integrated on a timely basis, if at all. As a result, the business and results of operations of the combined company could be materially and adversely affected.
There can be no assurance that the integration will be completed on a timely basis, or that the anticipated benefits of the merger can be achieved. The respective boards of directors of Magellan and Tellurian approved the merger based, in part, upon the expectation that the merger would produce a more valuable combined business. The integration process will divert the attention of senior management. Any unexpected difficulties in implementing the integration could cause a disruption in the ongoing business affairs of the combined company. Further, the process of combining Magellan and Tellurian could negatively affect employee morale and the ability of the combined company to retain key employees after the merger.
In connection with the merger, the combined company will incur certain transaction costs, as well as consolidation and integration expenses that cannot be accurately estimated at this time, either of which may negatively affect the combined company’s financial condition and operating results.
The combined company will incur certain transaction costs as a result of the merger, including legal and accounting fees. In addition, the combined company will incur consolidation and integration expenses which cannot be accurately estimated at this time. These costs could include the possible relocation of certain operations and employees from Colorado to other offices of the combined company as well as costs associated with terminating existing office leases and the loss of benefits of certain favorable office leases. It is expected that the combined company will charge consolidation and integration expenses to operations in Magellan’s fiscal years 2016 and 2017. Magellan and Tellurian have estimated an aggregate of approximately $2,000,000 of transaction costs and less than $1,000,000 of consolidation and integration costs. Actual transaction costs may substantially exceed the combined company’s estimates and may have an adverse effect on the combined company’s financial condition and operating results.
In the event that the merger is not completed on a timely basis, it could have a material adverse effect on both companies, including the loss of key employees and business opportunities.
The completion of the merger is subject to a number of important conditions. If these conditions precedent to the merger are not satisfied on a timely basis and the merger is significantly delayed, then such delays could have a material adverse effect on both companies, including the loss of key employees and business opportunities.